CONTINENTAL MINERALS CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2004

(Expressed in Canadian Dollars)

These financial statements have not been reviewed by the Company's auditors

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2004	2003
	(unaudited)	(audited)

Assets

Current assets
Cash and equivalents	$8,760,918	$2,917,082
Amounts receivable	39,142	15,488
Amounts due from related parties (note 6)	146,876	–
Prepaid expenses	174,760	47,845
	9,121,696	2,980,415

Investments (note 3)	1	1

	$9,121,697	$2,980,416

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$237,084	$120,564
Amounts due to related parties (note 6)	–	48,726
	237,084	169,290

Shareholders' equity (note 5)	8,884,613	2,811,126

Continuing operations (note 1)
Commitments (notes 3(a), 4(d) and 5(f))
Subsequent event (note 5(c) and (d))	$9,121,697	$2,980,416

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003

Expenses
Exploration (schedule)	$193,522	$–	$283,563	$–
Exploration - Stock-based compensation (note 5(d))	366,641	–	891,647	–
Interest (income)	(14,408)	(389)	(32,164)	(1,888)
Legal, accounting and audit	83,741	8,825	129,923	10,017
Salaries, office and administration	138,570	40,141	191,704	49,257
Shareholder communications	18,208	11,615	22,536	11,649
Stock-based compensation (note 5(d))	308,289	–	515,508	–
Trust and filing	15,595	16,970	22,566	27,527
Loss for the period	$1,110,158	$77,162	$2,025,283	$96,562

Basic and diluted loss per share	$(0.04)	$(0.00)	$(0.07)	$(0.00)

Weighted average number of
common shares outstanding	29,533,359	20,961,101	28,320,125	20,833,361

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
			Six months ended June 30
			2004	2003

Deficit, beginning of period			$(821,088)	$(7,694,111)
Adjustment to paid-up capital (note 5(a))			–	7,471,248
Loss for the period			(2,025,283)	(96,562)

Deficit, end of period (note 5)			$(2,846,371)	$(319,425)

See accompanying notes to consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
Cash provided by (used for):	2004	2003	2004	2003

Operating activities
Loss for the period	$(1,110,158)	$(77,162)	$(2,025,283)	$(96,562)
Non-cash item:
Stock-based compensation	674,930	–	1,407,155	–
Changes in non-cash working capital
Amounts receivable	(26,375)	44,192	(23,654)	42,351
Amounts receivable from related parties	(231,203)	–	(195,602)	–
Prepaid expenses	(146,124)	(282,043)	(126,915)	(289,232)
Accounts payable and accrued liabilities	200,810	3,152	116,520	5,355
	(638,120)	(311,861)	(847,779)	(338,088)

Financing activities
Subscriptions received	6,103,782	–	6,103,782	–
Issuance of common shares for cash, net of costs	412,833	–	587,833	273,971
	6,516,615	–	6,691,615	273,971

Increase (decrease) in cash and equivalents	5,878,495	(311,861)	5,843,836	(64,117)
Cash and equivalents, beginning of period	2,882,423	361,794	2,917,082	114,050
Cash and equivalents, end of period	$8,760,918	$49,933	$8,760,918	$49,933

See accompanying notes to consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
Xietongmen Property	2004	2003	2004	2003

Exploration Costs
Assays and analysis	$7,851	$–	$23,419	$–
Drilling	–	–	1,048	–
Equipment rentals and leases	1,419	–	1,769	–
Geological	115,380	–	165,826	–
Graphics	5,081	–	6,898	–
Site activities	33,319	–	43,467	–
Transportation	30,472	–	41,136	–
Incurred during the period	193,522	–	283,563	–
Balance, beginning of period	–	–	–	–
Balance, end of period	$193,522	$–	$283,563	$–

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

1.	CONTINUING OPERATIONS

Continental Minerals Corporation ("Continental" or the "Company") is incorporated under the laws of the Province of British Columbia and its principal business activity is the acquisition and exploration of mineral properties.

During 2001, the Company completed an arrangement agreement (the "Arrangement") whereby the Company transferred its principal mineral property interest, the Harmony Gold Property, to Gibraltar Mines Ltd. ("Gibraltar"), a subsidiary of Taseko Mines Limited ("Taseko"), a company with certain directors in common (note 8). As part of the Arrangement, the Company acquired an option to earn a 100% interest in certain British Columbia mineral claims. This option was terminated by the Company during 2001 (note 4). Subsequently, the Company focussed its efforts on acquiring a new mineral exploration project and, in February 2004, acquired the right, subject to TSX Venture Exchange approval, to earn an interest in to the Xietongmen Project in China (note 4(d)).

The continuing operations of the Company are dependent on the Company acquiring and maintaining a mineral property interest, raising sufficient funds to finance its exploration activities, identifying a commercial ore body, developing such mineral property interest, and upon the future profitable production or proceeds from the disposition of the mineral property interest.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

(b)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

(c)	Investments

Investments are carried at the lower of cost, less provisions for impairment in value, and quoted market value.

(d)	Land and equipment

Land is recorded at cost. Equipment is recorded at cost less accumulated depreciation. Equipment is depreciated over its estimated useful life using the declining balance method at annual rates ranging from 20% to 30%. During 2001, the Company sold its land and equipment to Gibraltar (note 3(a)).

(e)	Mineral property interests

Exploration expenses incurred prior to the determination of the feasibility of mining operations and periodic option payments are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests, based on the trading price of the shares, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred. Administrative expenditures are expensed in the period incurred.

(f)	Share capital

Share capital is recorded based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the relevant agreement.

(g)	Stock-based compensation

The Company has a share purchase option plan, which is described in note 5(d). Effective January 1, 2002, the Company adopted the recommendations of the CICA's Handbook section 3870 entitled, " Stock-based Compensation and Other Stock-based Payments". Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of shares, or call for settlement in cash or other assets, or are share appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method and the related compensation expense is included in operations, with an offset to contributed surplus. No compensation costs are required to be recorded for all other stock-based employee compensation awards; however the Company is permitted to, and has elected to, account for these records using the fair value based method and include these costs in operations.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

Consideration paid by employees on the exercise of share purchase options is recorded as share capital.

Prior to adoption of the new recommendations, no compensation expense was recorded for the Company's share purchase option plan when options were granted. Any consideration paid by those exercising share purchase options was credited to share capital upon receipt.

The new Recommendations have been applied prospectively. The adoption of this new standard has resulted in no changes to amounts previously reported.

(h)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of existing assets and liabilities on the balance sheet and their corresponding tax values (temporary differences), using the enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reduce the asset to its estimated realizable amount.

(i)	Loss per share

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants are applied to repurchase common shares at the average market price for the period. For all periods presented, the impact of stock options and warrants, if any, has been excluded as they would be anti-dilutive.

(j)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments and mineral properties as well as the assumptions used in determining stock-based compensation. Actual results could differ from those estimates.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

(k)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments.

The fair values of the Company's investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company, are not practicably determinable due to the nature of the amounts and the absence of a quoted market for such instruments.

(l)	Segment disclosures

The Company operated in a single segment; the acquisition, exploration and development of mineral properties in China.

(m)	Comparative figures

Certain of the prior periods' comparative figures have been reclassified to conform with the presentation adopted in the current period.

3	INVESTMENTS

	June 30	December 31
	2004	2003
Investment in Gibraltar preferred shares (note 3(a))	$26,764,784	$26,764,784
Redeemable preferred shares of the Company (note 5(f))	(26,764,784)	(26,764,784)
Investment in net smelter returns royalty (note 3(b))	1	1
	$1	$1

(a)	Investment in Gibraltar preferred shares

Pursuant to the Arrangement, the Company received 12,483,916 series A preferred shares of Gibraltar. As the Arrangement was between companies with common management and directors, the preferred shares were valued at the net book value of the assets transferred, net of cash consideration received, as follows:

Mineral property interests	$28,811,296
Land and equipment	8,488
Reclamation deposits	175,000
Cash consideration	(2,230,000)
Value attributable to Gibraltar preferred shares	$26,764,784

The Gibraltar preferred shares issued pursuant to the Arrangement are redeemable non-dividend-paying preferred shares, which generally are non-voting, except that they may vote in certain events if Gibraltar proposes to sell the Harmony Project for proceeds of less than $20 million.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

They also vote as a class, pursuant to the provisions of the British Columbia Company Act, in the event Gibraltar proposes to alter, modify or abrogate the stated special rights.

Gibraltar is obligated to redeem the shares on the sale of all or substantially all (80%) of the Harmony Gold Property excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property, or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). The commencement of commercial production generally means the operation of a mine or milling facility at the Harmony Gold Property at 75% of rated capacity for any 20 days in a 30 consecutive day period. On the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. The conversion rates of the Taseko Share price for the purposes of an obligatory redemption based on an HP Realization Event occurring by the noted dates are:

a)	until July 21, 2001, $3.39;

b)	if after July 21, 2001 but before July 21, 2002, $3.64,

c)
if after July 21, 2002, $3.89 and thereafter increasing by $0.25 per year each July 21st. If there is no HP Realization Event on or before October 16, 2011, the Gibraltar preferred shares will be redeemed by Gibraltar for that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

At June 30, 2004, the conversion rate was $4.14.

The  initial paid-up amount for the Gibraltar preferred shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Gold Property is less than $62.77 million, or to the extent that the fair market value of Gibraltar's interest in a mine at the Harmony Gold Property is determined to be less than $62.77 million. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and also in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Gold Property, net of Gibraltar's reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with the Harmony Gold Project, and a reasonable reserve for Gibraltar's taxes arising in consequence of the sale or other disposition of the Harmony Gold Project.

The Gibraltar preferred shares also require that Gibraltar not sell the Harmony Gold Property except pursuant to an HP Realization Event, but options and joint ventures are permitted as long

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

as the third party expends funds on the Harmony Gold Property. Gibraltar may not alter the rights of these shares without the consent of the holders.

In accordance with provincial government mineral exploration requirements, cash deposits of $175,000 were made to secure future reclamation activities on the Harmony Gold Property. These reclamation deposits were transferred to Gibraltar on October 16, 2001, pursuant to the Arrangement.

(b)	Investment in net smelter returns royalty

Pursuant to an assignment agreement dated September 30, 1995, the Company transferred its rights to certain mineral properties located in Peru to El Misti Gold Ltd., a company with common directors at the time, in exchange for common shares of El Misti Gold Ltd. pursuant to an option granted to a company affiliated with a former director, and a 1% net smelter returns royalty, to a maximum of $2 million, from revenues earned from the properties. The common shares of El Misti Gold Ltd. were sold in 1997. The investment in the net smelter returns royalty was assigned a nominal value of $1.

4.	MINERAL PROPERTY INTERESTS

(a)	Harmony Gold Property

The Company owned a 100% interest in the Harmony Gold Property, located in the Skeena Mining District on Graham Island, Queen Charlotte Islands (Haida Gwaii), British Columbia.

On October 16, 2001, the Company completed the sale of its Harmony Gold Property and related assets to Gibraltar, a British Columbia company with certain directors in common with the Company, for 12,483,916 tracking preferred shares of Gibraltar and $2.23 million cash (note 8). The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be convertible into common shares of Gibraltar's parent company Taseko Mines Limited, upon a realization event such as a sale to a third party or the commencement of commercial production at the Harmony Gold Property (note 3(a)).

(b)	Prosperity Property

In February 1999, Taseko and its subsidiary, Concentrated Exploration Ltd., granted to North Island Exploration Limited Partnership ("Partnership") an exclusive farm-out right to earn up to a 9% working interest in the Prosperity Property ("Prosperity") through a program of exploration expenditures. Prosperity is a gold-copper property located in the Clinton Mining Division, British Columbia, Canada. The Partnership spent $600,000 on Prosperity during 1999, earning a 1% working interest in Prosperity. The Company then acquired 600 units of the Partnership at $1,000 each.

On October 16, 2001, the Company exchanged its 1% working interest in the Prosperity Property for Taseko's 5% net profits interest in the Harmony Project, both valued at $600,000, giving the Company 100% ownership of the Harmony Project prior to the Arrangement (note 8).

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

(c)	Westgarde Property

Under the Arrangement, the Company acquired from an affiliate of Gibraltar an option to purchase a porphyry copper prospect known as the Westgarde Property located at Chisholm Lake, 60 kilometres southwest of Houston, British Columbia, for $230,000 (note 8). The Company ultimately decided not to proceed with exploration on the property, and terminated its option agreement. Accordingly, acquisition and exploration costs totalling $249,353 were written off during fiscal 2001.

(d)	Xietongmen Property

In February 2004, the Company announced that it had reached an interim agreement (the "Property Option Agreement") with ChinaNetTV Holdings Inc. ("ChinaNet"), pursuant to which Continental had acquired the right, subject to TSX Venture Exchange approval, to earn a 60% interest in ChinaNet's Xietongmen gold-copper property in Tibet. Under the terms of the Property Option Agreement, Continental is required to pay ChinaNet a total of US$2 million and incur expenditures totalling US$5 million over a 24 month period in order to earn a 50% interest in the Xietongmen Property. Continental also has the right to acquire a further 10% interest in the Property by incurring a further US$3 million of expenditures. Under the Property Option Agreement, upon Continental earning its interest, Continental and ChinaNet may pursue development of the Xietongmen Property on a joint venture basis. The interim agreement is to be superseded by a formal agreement under the laws of the Peoples' Republic of China ("PRC"), the negotiation of which is currently in progress. As part of the acquisition, the Company agreed, subject to regulatory approval, to pay a finder's fee of $200,000, to be paid in cash or common shares of the Company.

Continental received TSX Venture Exchange acceptance of the basic transaction terms for the Xietongmen property on May 6, 2004. Negotiations are ongoing with ChinaNet and its subsidiary, Hong Lu Investment Holdings Co., Ltd., the registered property owner, with a view to reaching a definitive joint venture agreement that can be submitted to the appropriate PRC regulatory authorities for approval. Since negotiations and PRC government approvals will take longer than originally estimated, Continental has postponed the diamond drilling program and will announce a new drilling date upon receiving preliminary approval of the joint venture agreement from the local PRC authorities in Tibet. As is typical in such arrangements, there is always the risk that the parties will not be able to reach a definitive agreement or if reached, that the government officials of the PRC will not approve it, or that changes will be required to the agreement.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

5.	SHAREHOLDERS' EQUITY

	June 30,	December 31,
	2004	2003
Share capital (note 5(b))	$3,867,193	$3,279,360
Subscriptions received (note 5(b)(iv))	6,103,782	–
Contributed surplus (note 5(e))	1,760,009	352,854
Deficit (note 5(a) and statement)	(2,846,371)	(821,088)
Shareholders' equity	$8,884,613	$2,811,126

(a)	Authorized share capital

At June 30, 2004, the Company's authorized share capital consisted of an:

	(i)	unlimited number of common shares without par value; and

	(ii)	12,483,916 non-voting, redeemable preferred shares without par value.

At the annual and extraordinary general meeting of shareholders of the Company held in June 2002, a special resolution was passed that the paid-up capital of the Company's common shares be reduced by $7,471,248 (which represented the accumulated deficit of the Company at December 31, 2001). For financial statement purposes, this reduction has been presented as a reduction of share capital of $7,128,939 and a reduction of contributed surplus of $342,309. The Company received court approval for this reduction in May 2003.

At the annual and extraordinary general meeting of shareholders of the Company held in June 2004, a special resolution was passed approving an increase in the number of authorized common shares to unlimited.

Pursuant to the Arrangement and the provisions of the redeemable preferred shares, as long as any redeemable preferred shares are outstanding, the Company may not, without the prior approval of the holders of the redeemable preferred shares, pay any dividends (other than stock dividends), redeem, purchase, or make any capital distribution in respect of common shares. In addition, the redeemable preferred shares are entitled to preference over common shares and any other shares ranking junior to the redeemable preferred shares with respect to the distribution of assets on liquidation, dissolution or wind up of the Company, or any other distribution of assets of the Company. This preference is limited to the Company's obligation to distribute the Gibraltar preferred shares (less a reserve for taxes related to the distribution), to the holders of the redeemable preferred shares, after which the holders of redeemable preferred shares will not be entitled to share in any further distribution of the Company's net assets. In addition, the Company may not dispose of its Gibraltar preferred shares.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

(b)	Issued and outstanding common share capital

	Number of	Dollar
	common	Amount
	shares
Balance, December 31, 2001	16,748,391	$7,024,819
Issuance of common shares on conversion of special	3,500,000	350,000
warrants (note 5(c))
Private placement, August 2002, net of issue costs (i)	345,710	189,833
Balance, December 31, 2002	20,594,101	7,564,652
Private placement, March 2003, net of issue costs (ii)	367,000	273,971
Shareholder and Court-approved reduction of paid-up capital	–	(7,128,939)
Share purchase warrants exercised	184,251	119,763
Private placement, October 2003, net of issue costs (iii)	5,000,000	2,449,913
Balance, December 31, 2003	26,145,352	3,279,360
Share purchase warrants exercised	3,864,000	584,500
Share purchase options exercised	6,666	3,333
Balance, June 30, 2004	30,016,018	$3,867,193

(i)
In August 2002, the Company completed a private placement of 345,710 units at a price of $0.60 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable at $0.65 until December 27, 2003. Of the warrants issued, 184,251 were exercised and 161,459 expired unexercised.

(ii)
In March 2003, the Company completed a private placement consisting of 367,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one half of a share purchase warrant exercisable at $0.85 per common share until July 5, 2004.

(iii)
In December 2003, the Company completed a private placement of 5,000,000 units at a price of $0.50 per unit for gross proceeds of $2.5 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $0.50 until December 31, 2005. The warrants are subject to an accelerated expiry of 45 days upon notice by the Company, if the shares trade at or above $1.00 for 10 consecutive trading days after the regulatory four month hold period.

(iv)
Subsequent to June 30, 2004, the Company completed a private placement of 7,000,000 units at a price of $1.00 per unit for gross proceeds of $7 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.05 until July 12, 2006. The warrants are subject to an accelerated expiry of 45 days upon notice by the Company, if the shares trade at or above $2.10 for 10 consecutive trading days after the regulatory four month hold period.

As of June 30, 2004, $6,103,782 had been received by the Company for subscriptions in respect of this placement.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

(c)	Warrants

The continuity of share purchase warrants is as follows:

Note reference	5(c)	5(b)(i)	5(b)(ii)	5(b)(iii)
Expiry date	June 5	Dec. 27	July 5	Dec. 31
	2004	2003	2004	2005
Exercise price	$0.10	$0.65	$0.85	$0.50	TOTAL
Balance, December 31, 2001	–	–	–	–	–
Issued	–	345,710	–	–	345,710
Balance, December 31, 2002	–	345,710	–	–	345,710
Issued	3,500,000	–	183,500	5,000,000	8,683,500
Exercised	–	(184,251)	–	–	(184,251)
Expired	–	(161,459)	–	–	(161,459)
Balance, December 31, 2003	3,500,000	–	183,500	5,000,000	8,683,500
Exercised	(3,500,000)	–	(150,000)	(214,000)	(3,864,000)

Balance, June 30, 2004	–	–	33,500	4,786,000	4,819,500

On October 16, 2001, the Company issued 3.5 million special warrants for proceeds of $350,000. Of the special warrants issued, 2 million were exercisable on the earlier of (i) the Company filing an annual information form or (ii) October 16, 2002, to acquire without payment of additional consideration, one unit of the Company; each unit comprising one flow-through common share and one non-transferable common share purchase warrant. Of the remaining 1.5 million special warrants issued, each special warrant was exercisable on the earlier of (i) the Company filing an annual information form or (ii) October 16, 2002, to acquire without payment of additional consideration, one unit of the Company, with each unit comprising one non-flow-through common share and one non-transferable common share purchase warrant. All special warrants were converted during fiscal 2002 into 3.5 million common shares and 3.5 million common share purchase warrants exercisable at $0.10 per warrant, expiring June 5, 2004. During fiscal 2002, the Company and the subscribers jointly agreed, with the approval of the Canadian tax authorities, to waive the flow-through element of the common shares.

Subsequent to June 30, 2004, 33,500 warrants expring July 5, 2004 were exercised for proceeds of $28,475, and 60,000 warrants expiring December 31, 2005 were exercised for proceeds of $30,000.

(d)	Share purchase option plan

The Company has a share purchase option plan approved by the shareholders at the 2004 annual general meeting that allows it to grant up to 5,900,000 options to its employees, officers, directors and non-employees, subject to regulatory terms and approval. The exercise price of each option can be set equal to or greater than the closing market price, less allowable discounts, of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option. Options have a maximum term of ten years and terminate 30 days following the

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

termination of the optionee's employment, except in the cases of retirement or death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

The continuity schedule of share purchase options is as follows:

			Contractual
	Weighted		weighted
	average		average
Share purchase options outstanding	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2001 and 2002	–	–	–
Granted	$0.50	4,100,000	1.92
Balance, December 31, 2003	$0.50	4,100,000	1.92
Granted	$1.10	500,000
Exercised	$0.50	(6,666)
Expired or cancelled	$0.50	(10,000)
Balance, June 30, 2004	$0.57	4,583,334	1.53

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2004 and 2003 have been reflected in the statement of operations as follows:

	June 30,	Dec. 31,
	2004	2003
Exploration
Engineering	$77,701	$–
Environmental, socioeconomic and land	19,792	–
Geological	636,856	–
	734 ,349	-
Operations and administration	672,806	352,854
Total compensation cost recognized in operations
credited to contributed surplus	$1,407,155	$352,854

The weighted-average assumptions used to estimate the fair value of options granted during the period were:

	2004	2003
Risk-free interest rate	3%	3%
Expected life	2.4 years	2 years
Vesting period	6, 12 and 18 months	6, 12 and 18 months
Expected volatility	118%	122%
Expected dividend yield	nil	nil

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

A summary of the options outstanding at June 30, 2004, all of which are exercisable, is as follows:

	Option	Number of
Expiry date	price	options
November 29, 2005	$0.50	4,073,334
November 29, 2005	0.53	10,000
November 29, 2006	1.10	500,000
Average option price and totals	$0.57	4,583,334

Subsequent to June 30, 2004, 8,333 options were exercised for $4,166.

(e)	Contributed surplus

Balance, December 31, 2002	$–
Changes during 2003
Non-cash stock-based compensation	352,854
Contributed surplus, December 31, 2003	352,854
Changes during 2004:
Non-cash stock-based compensation	1,407,155
Contributed surplus, June 30, 2004	$1,760,009

(f)	Redeemable preferred shares

The 12,483,916 redeemable preferred shares were issued to common shareholders pursuant to the Arrangement. The redeemable shares are non-voting, non-dividend-paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event, at which time Gibraltar will become obligated to redeem the Gibraltar preferred shares for Taseko Shares (note 3(a)). The Company will redeem the shares for the number of Taseko shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, prorata to holders of the redeemable preferred shares. After such distribution, the holders of the redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

The redeemable preferred shares may not vote except on any proposal to alter their special rights and restrictions or in the event the Company proposes to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

These redeemable preferred shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset. Accordingly, a net nil amount is reported on the balance sheet of the Company.

(g)	Escrowed shares

All of the 15.5 million escrowed shares issued on settlement of amounts payable to Hunter Dickinson Inc. (note 8) were issued pursuant to the terms of a TSX Venture Exchange-approved escrow agreement and, consequently, are being released over a period of three years from the close of the plan of arrangement. On October 16, 2001, 1.55 million shares were released. On each of April 16, 2002, October 16, 2002, April 16, 2003, October 16, 2003, and April 16, 2004, 2.325 million shares were released. The remaining escrow shares of 2.325 million at June 30, 2004 are scheduled to be released on October 16, 2004.

6	RELATED PARTY BALANCES AND TRANSACTIONS

	June 30	December 31
Related party balances receivable (payable)	2004	2003
Hunter Dickinson Inc. (a)	$146,876	$(48,726)

Reimbursement for third party expenses and	Six months ended June 30
services rendered by:	2004	2003

Hunter Dickinson Inc. (a)	$238,180	$56,251

Related party balances receivable or payable are non-interest bearing and due on demand, and represent advances against current and future services rendered to or costs incurred on behalf of, the Company by HDI.

(a)
Hunter Dickinson Inc. ("HDI") is a private company, with certain directors in common with the Company, that provides geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost-recovery basis.

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

7.

INCOME TAXES

Substantially all of the differences between the actual income tax expense (recovery) of $nil (2002 - $nil; 2001 - $nil) and the expected income tax recovery based on statutory rates relate to the benefit of losses not previously recognized.

	2003	2002
Future income tax assets
Mineral property interests	$148,000	$159,000
Loss carry forwards	200,000	180,000
	348,000	339,000
Valuation allowance	(348,000)	(339,000)
Net future income tax asset	$–	$–

At December 31, 2003, the Company had available losses for income tax purposes in Canada totalling approximately $415,000 expiring in various periods to 2010.

8.	ARRANGEMENT AGREEMENT

On October 16, 2001, the Company completed an arrangement agreement dated February 22, 2001 with Taseko and its subsidiary Gibraltar, which are British Columbia companies with certain management and directors in common with the Company. The Company received shareholder approval at an Extraordinary General Meeting on March 29, 2001, the final court order from the British Columbia Supreme Court at a hearing held on April 3, 2001, and regulatory permission from the TSX Venture Exchange in October 2001. Under the terms of the arrangement agreement:

(a)
The Company's Harmony Gold Property was transferred to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting, redeemable preferred shares in the capital of Gibraltar which are redeemable on certain terms into common shares of Taseko (note 3);

(b)
The Company's share capital was reorganized so that each common shareholder of record as of October 16, 2001 received in exchange for each ten common shares held, one new common share plus ten non-voting redeemable preferred shares of the Company;

(c)
The Company settled amounts payable due to Hunter Dickinson Inc., a related company, in the amount of $1,892,309 for 15.5 million escrowed common shares booked at $1,550,000, a majority of which have been optioned to, and will be under the control of, the directors of the Company. As the value of the shares issued was less than the amount of debt settled, the excess of $342,309 was recorded as contributed surplus. The associated book value of these shares at December 31, 2001 was $188,219;

(d) Gibraltar transferred to the Company, for $230,000, its option to acquire the Westgarde Prospect (note 4(c));

CONTINENTAL MINERALS CORPORATION Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

	(e)	The Company received $350,000 in consideration of a special warrant financing issuance of 3.5 million units (note 5(c)); and

	(f)	Taseko exchanged its 5% net profits interest in the Harmony Gold Property, valued at $600,000, for a 1% working interest in Taseko's Prosperity Project held by the Company, also valued at $600,000.

9.	SUBSEQUENT EVENTS

Subsequent to June 30, 2004, the Company:

	(a)	completed a private placement of 7,000,000 common shares at a price of $1.00 per unit (note 5(b)(iv)),

	(b)	issued 8,333 common shares upon the exercise of options (note 5(d)), and

	(c)	issued 93,500 common shares upon the exercise of warrants (note 5(c)).